Oranjtek Co.
3422 Old Capitol Trail, Suite 700
Wilmington, Delaware 19808

December 9, 2014

VIA EDGAR
Mara Ransom, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Oranjtek Co.
Registration Statement on Form S-1
Filed August 22, 2014
File No. 333-198300

Dear Ms. Ransom:

We are in receipt of your letter dated September 15, 2014. We have reviewed your comments and have amended the disclosure, accordingly. For your convenience, the comment is listed below, followed by the Company’s response.

General

1.
Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no non-cash assets. Please refer to Rule 405 under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity and illiquidity of your securities, Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

RESPONSE:
We have revised our disclosure throughout our filing to state that we are a shell company because of our nominal operations. We have disclosed the consequences of being deemed a shell company, have disclosed our shell company status on the prospectus cover page and added a related risk factor to state that we are a shell company.

2.
It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

• Your disclosure indicates that you are a development stage company issuing penny stock;
• You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
• It appears that you have conducted minimal business activities or operations since your inception in September 2013;
• You have a net loss of $4,136 to date and you have not generated any revenues to date;
• You have assets consisting only of $33,014 in cash and cash equivalents; and
• Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In adopting the release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe that the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

RESPONSE:
We do not agree that we should be classified as a blank check company pursuant to Section (a)(2) of Rule 419. We are a development stage company, however, we do have a specific business plan and purpose. We are not incorporated to engage in a merger or acquisition with an unidentified company. Our business is to design, manufacture and sell umbrellas for the high-end market. In fact, we have been in contact with a few umbrella manufacturers, including iBrolly Umbrella, Guy de Jean, J&H Umbrella and Pasotti Luxury Umbrellas to discuss assisting us in the design and manufacture of our umbrellas. While we have not entered into any contracts for the manufacture or sale of our umbrellas, we expect our designs to be completed in 2015 and at that time we will be able to begin marketing them to customers.

3.
Please supplement your filing with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, whether or not they retain copies of the communications. Similarly, please supplement your filing with any research reports about you that are published or distributed by any broker or dealer that is participating or will participate in your offering in reliance upon Section 2(a)(3) of the Securities Act of 1933, as added by Section 105(a) of the Jumpstart Our Business Startups Act.

RESPONSE:
We confirm that there are no written communications, as defined in Rule 405 under the Securities Act, that were presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933. In addition, please be advised that we do not have any research reports that are about to be published.

Prospectus Cover Page

4.
Please disclose the net proceeds that you may receive from this offering, assuming the sale of 50%, 75% and 100% of the shares offered. Please refer to Item 501(b)(3) of Regulation S-K. Please also state that there is no guarantee that you will sell any of the securities being offered. This comment also applies to the “Use of Proceeds” disclosure on pages 18 and 19.

RESPONSE:
On the prospectus cover page, we have disclosed the net proceeds that we may receive from this offering, assuming the sale of 50%, 75% and 100% of the shares offered. We also included disclosure that there is no guarantee that any of the securities being offered will be sold. Similarly, we made this disclosure in the “Use of Proceeds” section on page 19.

5.
Please revise the prospectus cover page and the entire filing to clarify the duration of the offering. In this regard, we note that throughout the prospectus you refer to the offering as lasting 180 days, lasting 270 days, being subject to a 180 day extension, and being subject to a 90 day extension. Please revise your disclosure throughout the filing so that it is accurate and consistent.

RESPONSE:
On the prospectus cover page, we have revised the disclosure to state that the offering will last for a period of 180 days that can be extended by an additional 90 days, at the Company’s discretion. We have also revised the disclosure throughout the filing to make sure that it is consistent.

6.	Please revise to state that your securities are not listed on an exchange or quoted on a quotation market and that they may never be.

RESPONSE:
On the prospectus cover page and throughout the filing, we have revised the disclosure to state that our securities are not currently listed on an exchange or quoted on a quotation market and that there is no assurance that they will ever be listed or quoted.

Prospectus Summary, page 5

Our Company, page 5

7.
Your phone number appears to be a non-working, foreign number. Please provide a working number at which you can be reached. In addition, please clarify whether your principal executive office is a virtual or physical office; in this regard, we note that your statement that your sole officer provides you with space at no cost appears to suggest that you occupy a physical office.

RESPONSE:	On page 5, we have included the US phone number and clarified that the office is a virtual office. We have also included additional material details about the office space.

8.
We note that the web address you have listed (www.oranjtek.com) does not exist. Please briefly state in this section, if true, that you have not yet purchased a website domain or created a website and that you have not yet secured any products to offer to potential customers.

RESPONSE:
On page 5, we have clarified that we have purchased the domain name, www.oranjtek.co, but have not completed the build-out of the website. The website is not currently up and running but we do own the rights to the domain name.

9.	Please summarize your business model and any business activities you have undertaken at this stage of your development.

RESPONSE:	On page 5, we have included a summary of our business model and our business activities to date.

10.
Please discuss your auditor’s going concern opinion here and in the management’s discussion and analysis section of your prospectus, including the fact that your auditor has raised substantial doubt about your ability to continue as a going concern.

RESPONSE:
On page 5 and in the management’s discussion and analysis section of the prospectus, we have included the statement that our auditor has raised substantial doubt about our ability to continue as a going concern.

11.
We note your statement that management will have significant influence over corporate transactions, “including mergers, consolidations and the sale of all or substantially all of our assets.” Please include in this list matters over which management will exert control the election of directors.

RESPONSE:	On page 5, we have included the disclosure that our management will exert control over the election of directors.

The Offering, page 7

12.
Please include in this section the net proceeds that you may receive from the offering, after deducting the offering expenses disclosed on pages 18 and 19 of the registration statement, or tell us how you determined that your net proceeds will equal your gross proceeds from the offering.

RESPONSE:
On page 7, we have included the net proceeds that we may receive from the offering, after deducting the offering expenses. We have clarified that our net proceeds will not equal our gross proceeds because we expect to incur expenses from the offering.

Risk Factors, page 8

We face intense competition, page 8

13.	This risk factor appears to discuss risks associated with a company that provides marketing services. Please revise or advise.

RESPONSE:	On page 8, we have revised the risk factor to remove the discussion about marketing services. This does not reflect our business of designing, manufacturing and selling high-end umbrellas.

Our officers and directors live outside the United States, page 9

14.	Please clarify where Ms. Travis resides and discuss the risks involved with operating a company that plans to market goods to retail stores in New York from a foreign jurisdiction.

RESPONSE:
On page 9, we clarified that Ms. Travis resides permanently in the United Kingdom and we discussed the risks involved with operating a company that plans to market goods to retail stores in New York but has management that resides in a foreign jurisdiction.

The lack of public company experience of our management team …, page 10

15.	Please add disclosure here or in a separate risk factor regarding Ms. Travis’ lack of experience in the fashion and umbrella sales industries.

RESPONSE:	On page 10, we have added disclosure in a separate risk factor about Ms. Travis’ lack of experience in the fashion and umbrella sales industries.

We do not have a majority of independent directors …, page 10

16.
We note your disclosure here that your Board of Directors is comprised of two individuals. Please reconcile this statement with your disclosure elsewhere in the registration statement that Karen Travis is your sole director. If you have a second director, please provide proper disclosure concerning such individual.

RESPONSE:	On page 10, we have disclosed that our Board of Directors is comprised solely of Ms. Karen Travis. We have removed the reference to “two individuals.”

Because our Directors, who are also our sole promoters …, page 11

17.	Please clarify the percentage of stock your director will own if the minimum amount of shares are sold in this offering.

RESPONSE:	On page 11, we have clarified the percentage of stock our director would own if the minimum amount of shares are sold in this offering.

Use of Proceeds, page 18

18.
You disclose approximately $18,000 in expenses of issuance and distribution on page 41. Please explain to us why you are showing zero offering expenses here to derive your net proceeds or revise your tabular presentation accordingly. In this regard, please note net tangible book value per share after the offering should be calculated taking into consideration net proceeds after offering expenses. Refer Item 506 of Regulation S-K.

RESPONSE:	ON page 18, we revised our disclosure to show the $18,000 of expenses and have revised our tabular presentation, accordingly.

19.
We note you have no current specific plan for a significant portion of the offering proceeds. Please clearly state the fact and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

RESPONSE:	On page 18, we included discussion about our specific plan for the proceeds being raised in this offering.

20.	Please revise to correct the Maximum Offering Proceeds amount in the first table.

RESPONSE:	On page 18, we have revised the disclosure to accurate reflect the Maximum Offering Proceeds in the table.

Management’s Discussion and Analysis or Plan of Operation, page 25

21.
Your first paragraph states you have limited revenues from your business operations whereas your financial statements disclose you have not earned revenues. If true, please revise your disclosure to clarify you have yet to generate revenue.

RESPONSE:	On page 25, we have revised our disclosure in the first paragraph to state that we have not generated any revenues from our business operations.

22.
We note your disclosure that you believe you can implement your short term and long term business plan and achieve profitable operations if you raise the maximum amount. Please discuss in detail your plan of operations for the next twelve months. Please include detailed milestones to your business plan, when you anticipate generating sustained revenues, the cost associated with each milestone, and the time frame for implementing each milestone.

RESPONSE:
On page 25, we have discussed in more detail, our plan of operations for the next twelve months. We have included detailed milestones, when we anticipate generating revenue and the costs we expect to be able to complete each milestone.

Liquidity and Capital Resources, page 28

23.
You state that you may need additional capital if you cannot expand your clientele base or maintain profitability and positive cash flow. If true, please revise your disclosure to clarify that you currently have no clients and have not achieved profitability or a positive cash flow.

RESPONSE:	On page 28, we have revised or disclosure to clarify that we currently have no clients and have not achieved profitability or a positive cash flow.

Description of Our Business and Properties, page 29

24.	Please describe how you plan to source, manufacture, produce and distribute the products that you plan to sell. Please refer to Items 101(h)(4)(ii) & (v) of Regulation S-K.

RESPONSE:	On page 29, we have described our plan to source, manufacture, produce and distribute the products that we plan to sell.

Overview, page 30

25.	Please revise the language in this section to make clear the basis for the statements you make.

RESPONSE:	On page 30, we have removed a lot of the disclosure in the Overview since the statements did not have verifiable references.

Plan of Operations, page 31

26.
Please discuss in greater detail the status of the development of your product line, including estimates of research and development costs. In this regard, we note that you sometimes indicate you have “have designed” your product or have a “newly designed” product, but sometimes you indicate that you are “still working on finalizing the design.” Please revise your disclosure, so that it is consistent and accurate. Please also revise your disclosure here and in your Management’s Discussion and Analysis section to indicate that you have no contracts or relationships with suppliers, manufacturers, distributors or potential customers or clients to produce, manufacture, distribute or sell your products. Please refer to Items 101(h)(4)(v) & (x) of Regulation S-K. Please discuss how you plan to develop such relationships or, if you do not know, say so.

RESPONSE:
On page 31, we have discussed our Plan of Operations in greater detail. Specifically, we discuss our product line that is being developed. We have also made it clear that we do not, currently, have any products that have already been designed. We are still working on finalizing our designs and have clearly stated that in the offering document. We have also revised our disclosure to indicate that we have no contracts or relationships with suppliers, manufacturers, distributors or potential customers or clients to produce, manufacture, distribute or sell our products.

27.	Please revise to indicate what actions you have taken to “implement the design [sic] and production stage” of your products.

RESPONSE:	On page 31, we have revised our disclosure to implement our design and production stage of our products.

Directors, Executive Officers and Control Persons, page 33

28.
Please describe in greater detail the business experience of Karen Travis during the past five years. In addition, please discuss the specific experience, qualifications, attributes or skills that led you to select Ms. Travis as your sole director. Please to Item 401(e)(1) of Regulation S-K.

RESPONSE:
On page 33, we have revised Ms. Karen Travis’ employment during the past five years and discussed her specific experience, qualifications, attributes and skills that have led us to select Ms. Travis as our sole director.

Certain Relationships and Related Transactions, page 36

29.	Please disclose in this section the issuance of shares to Ms. Travis.

RESPONSE:	On page 36, we have included the issuance of shares to Ms. Travis under Certain Relationships and Related Transactions.

Free Office Space, page 36

30.
Please clarify where this office space is located. In this regard, we note your disclosure here that you do not recognize the rent expense in your financial statement and you disclosure on page 33 that you pay rent for your corporate office in Wilmington, Delaware on a monthly basis. Please reconcile these statements. If you occupy additional office space, please provide disclosure pursuant to Item 102 of Regulation S-K.

RESPONSE:	On page 36, we have clarified that this office space is located in Wilmington, Delaware and that such fee is nominal.

Anti-Takeover Provisions, page 38

31.	Please clarify the applicability of Nevada anti-takeover provisions to you as a Delaware corporation.

RESPONSE:	On page 38, we have removed the discussion about Nevada anti-takeover provisions and included the disclosure about Delaware anti-takeover laws.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Oranjtek Co.

By:	/s/ Karen Travis
Name:	Karen Travis
Title:	Chief Executive Officer